UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 4, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

March 2015 Quarter |
Sibanye Gold Operating Update | 1
A PROUDLY SOUTH AFRICAN MINING COMPANY
WESTONARIA 4 May 2015: Sibanye Gold Limited (“Sibanye”) (JSE: SGL & NYSE: SBGL) is pleased to provide an operating update for the March 2015 quarter. Detailed financial and operating results are provided on a six monthly basis i.e. at the end of June and December each year.
United States Dollars
Key Statistics
South African Rand
Quarter ended
Quarter ended
March
2014
Dec
2014
March
2015
March
2015
Dec
2014
March
2014
332.4 452.7
315.3
000’oz
Gold produced kg
9,808
14,079 10,338
3,441 5,401
4,865
000 tons
Ore milled 000 tons
4,865
5,401 3,441
79
65
66
US$/ton
Operating cost
R/ton
774
725
856
161.1
197.1
63.6
US$m
Operating profit
Rm
744.4
2,196.2
1,743.5
37
36
17
%
Operating margin
%
17
36
37
834
791
1,023
$/oz
Total cash cost R/kg
384,839
285,006
289,959
57.2
96.1
61.6
$m
Capital expenditure
Rm
720.9
1,064.8
618.8
1,049
1,014
1,242
$/oz
All-in sustaining
cost R/kg
467,302
365,076
364,877
1,050 1,037
1,259
$/oz
All-in cost
R/kg
473,573
373,365
365,187
Average gold price received: R459,564kg (US$1,222/oz); and an average exchange rate: R11.70/US$ for the quarter ended 31 March 2015.
Stock data for the 3 months ended 31 March 2015
Number of shares in issue
JSE Limited – (SGL)
– at end of March 2015 913,925,046 Price range per ordinary share ZAR21.75 to ZAR32.26
– weighted average 904,562,743 Average daily volume 2,674,968
Free Float 100%
NYSE – (SBGL); one ADR represents four ordinary shares
ADR Ratio 1:4 Price range per ADR US$7.52 to US$11.35
Bloomberg/Reuters SGLS / SGLJ.J Average daily volume 1,150,500
STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD
Overview and update
Operating summary
Group gold production of 9,808kg (315,300oz) for the March 2015 quarter was 5% lower than for the comparable period in
2014. The start-up of operations after the December holiday period was slower than normal, with gold production impacted by a number of operational events, which on an accumulated basis impacted negatively on gold production. The following operational events were amongst the most important:
–
–
–
–
–
–
an underground fire at Kloof 7 Shaft;
failure of a conveyor system at Kloof 8 Shaft that restricted delivery of underground ore;
production disruption resulting from inter-union conflict at Beatrix;
a series of plant incidents that disrupted processing operations and resulted in higher than desired stockpiles of reef at quarter end;
electrical load curtailment as required by Eskom due to shortfalls in availability of national generating capacity that mainly affected processing of surface sources; and
re-stocking of the production pipeline from face to smelthouse following more aggressive than usual accumulation clean-up prior to the Christmas break.

2 | Sibanye Gold Operating Update
| March 2015 Quarter
The operational disruptions were primarily a factor during January and February, with the operational performance improving significantly during March. Opportunities to enhance productivity and recover gold production lost during January and February have been identified and have been implemented at all of the operations. As such, the annual production forecast for 2015 remains unchanged. As a result of the lower production during the quarter, group Total cash cost and All-in cost for the quarter compared with the March 2014 quarter increased to R384,839/kg (US$1,023/oz) and to R473,573/kg (US1,259/oz) respectively.
Combined gold production from the Beatrix, Driefontein and Kloof operations was 18% lower than in 2014, at 8,438kg (271,300oz). Combined Total cash cost and All-in cost for the Beatrix, Driefontein and Kloof operations were also higher as a result of the lower production, at R368,559/kg (US$980/oz) and R451,801/kg (US$1,201/oz) respectively. The Cooke Operation was also affected by the slow start up post the December break but produced marginally more gold than in the same period last year. This is despite Cooke 4 still being in the build-up phase post the Section 189 process. Cooke produced 1,370kg (44,000oz) of gold at Total cash cost of R485,109/kg (US$1,290/oz) and All-in cost of R564,964/kg (US$1,502/oz). Gold production from the surface operations was 40% higher year-on-year at 1,261kg (40,500oz), with the Cooke surface operations contributing 265kg (8,400oz).
Safety
It is pleasing to note the meaningful improvement in safety across the Group. The March 2015 quarter represents the first fatality free quarter for Sibanye. This compares with two fatalities during the March 2014 quarter. Cooke in particular has benefited from the implementation of Sibanye’s safety protocols and procedures, reporting its first fatality free quarter. The Driefontein and Kloof operations have both now recorded three consecutive fatal free quarters, again a first ever for these operations on a combined basis. The Sibanye team is committed to our zero harm target which will remain a priority and a key focus area.
Wage negotiations
Wage negotiations with organised labour will begin during the June 2015 quarter. Sibanye, along with other major South African gold producers will negotiate collectively under the auspices of the Chamber of Mines. The gold industry plays an important role in South Africa by: making a significant contribution to the fiscus through tax and royalty payments; providing much needed employment; supporting a significant supplier industry; contributing to the development and upliftment of communities and investing significant capital in the country. The sustainability of the gold industry is therefore critical if the Government’s developmental goals and stakeholder needs are to be met.
Many gold mines are marginal and inflated wage and benefits increases will significantly impact on the sustainability of the industry and, while delivering short term gains for employees and unions, it will inevitably result in the loss of jobs and destroy value for all stakeholders in the longer term.
The gold industry is cognizant of the social and economic issues affecting its employees and the communities close to its operations and will approach the negotiations in a balanced manner ensuring that any agreements are in the interests of all stakeholders and do not compromise the long term sustainability of the industry.
Projects
-
-
Progress in the March 2015 quarter on the Group organic growth projects was as follows:
The Kloof 4 Shaft and Driefontein 5 Shaft below infrastructure projects: The pre-feasibility studies for both projects, were completed in December 2014, both delivering higher forecast returns than the Group’s internal investment hurdle rates. The projects added approximately 1.1Moz to the Driefontein and 0.5Moz to the Kloof gold Mineral Reserves (refer to the company’s website www.sibanyegold.co.za for further details pertaining to the company’s Mineral Resources and Mineral Reserves). Detailed feasibility studies for both projects remain on schedule for completion during the June 2015 quarter and, due to the favourable forecast returns, initial preparatory project site preparation and development commenced at Kloof 4 Shaft in January, with the Driefontein 5 Shaft project preparation planned to commence in July.
The West Rand Tailing Retreatment Project (WRTRP): A detailed feasibility study considering a phased development approach for the WRTRP was completed at the end of the March 2015 quarter and is currently undergoing an internal technical and financial review. This study has incorporated the use of available surface infrastructure to reduce upfront capital and enhance value. The infrastructure utilised includes existing gold plants and elution capacity at Driefontein and Kloof, as well as uranium processing capacity at the Ezulwini metallurgical complex. Metallurgical test work undertaken during the study has further enabled refinements to the process design, resulting in reduced capital and operating costs. The outcome of the study will be released during the June 2015 quarter.

March 2015 Quarter |
Sibanye Gold Operating Update | 3
The Burnstone project: Capital expenditure of R286 million was approved in July 2014 for a 15 month construction programme to complete critical pumping infrastructure and re-align the shaft steelwork; including the installation of shaft service pipes and cables critical in support of the mine build-up strategy. Working capital was included for this construction period. The infrastructure project is on schedule for completion by the end of September 2015 as originally planned and is forecast to be completed within budget. The feasibility study and development of the life of mine plan is on schedule for completion in the June quarter. R150 million has been provisionally approved to commence mine development in 2015 with 2,000 metres planned to be developed into the initial targeted mining areas by the end of 2015. During February, the development commenced with a total of 192 metres completed for the quarter.
The Beatrix West Section, Beisa project: A pre-feasibility study on this gold and uranium resource was completed in December 2014. Various regulatory approvals and permits are required before this project can be advanced and this work will commence in the June quarter and continue through 2016. Optimisation of the pre-feasibility study will continue in parallel with the permitting process.
The Wits Gold Southern Free State Resources and Reserves, DBM and Bloemhoek projects: The DBM project review will commence in the June quarter. In addition to a technical review synergistic opportunities with the adjacent Beatrix operations will also be considered. The Bloemhoek project is to be reviewed for the medium term life extension opportunities for the Beatrix North Shaft mine life with a potential below infrastructure depth extension project into the Bloemhoek resource.
Outlook
-
-
-
Forecast production for the year ending 31 December 2015 remains unchanged at between 50,000kg and 52,000kg (1.61Moz and 1.67Moz). Total cash cost is forecast at between R305,000/kg (US$850/oz) and R315,000/kg (US$875/oz)). All-in sustaining cost is forecast to be between R380,000/kg (US$1,055/oz) and R395,000/kg (US$1,100/oz), with All-in cost forecast to be between R385,000/kg (US$1,070/oz) and R400,000/kg (US$1,110/oz).
4 May 2015 N. Froneman
Chief Executive Officer

SALIENT FEATURE AND COST BENCHMARKS
4 | Sibanye Gold Operating Update
| March 2015 Quarter
Salient features and cost benchmarks for the quarters ended 31 March 2015,
31 December 2014 and 31 March 2014.
Total Driefontein
Kloof
Beatrix
Cooke
Group
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Under-
ground Surface
Tons milled/treated
000’ton
Mar 2015
4,865
1,894
2,971
595
805
412
499
582
471
305
1,196
Dec
2014
5,401
2,304
3,097
656
790
539
542
718
478
391
1,287
Mar
2014
3,441
1,522
1,919
518
632
454
723
550
564
-
-
Yield g/t
Mar 2015
2.02
4.51
0.42
5.72
0.66
5.84
0.60
2.81
0.35
3.62
0.22
Dec
2014
2.61
5.60
0.38
6.36
0.50
8.15
0.61
3.66
3.66
0.39
4.35
0.21
Mar
2014
3.00
6.20
0.47
7.15
0.59
7.86
0.45
3.93
0.37
-
-
Gold produced/sold
kg
Mar 2015
9,808
8,547
1,261
3,401
529
2,407
301
1,634
166
1,105
265
Dec
2014
14,079
12,901
1,178
4,170
396
4,395
328
2,631
188
1,705
266
Mar
2014
10,338
9,435
903
3,702
370
3,569
326
2,164
207
-
-
000’oz
Mar 2015
315.3
274.8
40.5
109.3
17.0
77.4
9.7
52.5
5.4
35.6
8.4
Dec
2014
452.7
414.8
37.9
134.1
12.7
141.3
10.6
84.6
6.0
54.8
8.6
Mar
2014
332.4
303.3
29.1
119.0
11.9
114.7
10.5
69.6
6.6
-
-
Gold price received
R/kg
Mar 2015
459,564
459,873
459,343
460,778
457,518
Dec
2014
433,973
433,990
433,856
433,877
434,348
Mar
2014
453,608
455,427
451,605
453,775
-
US$/oz
Mar 2015
1,222
1,223
1,221
1,225
1,216
Dec
2014
1,205
1,205
1,205
1,205
1,206
Mar
2014
1,304
1,309
1,298
1,304
-
Operating cost
R/ton
Mar 2015
774
1,798
121
1,894 159
2,436 164
1,216 109
1,856 81
Dec
2014
725
1,554
108
1,693
161
2,013
156
1,057
75
1,602
67
Mar
2014
856
1,769
132
1,999
168
2,031
147
1,335
74
-
-
Operating margin
%
Mar 2015
17
13
38
28
48
9
41
6
33
(12)
20
Dec
2014
36
36
35
39
26
43
41
34
56
15
26
Mar
2014
37
37
38
39
37
43
28
25
56
-
-
Total cash cost
R/kg
Mar 2015
384,839
324,784
398,264
419,444
485,109
Dec
2014
285,006
279,019
255,177
289,926
363,318
Mar
2014
289,959
285,167
270,706
329,819
-
US$/oz
Mar 2015
1,023
863
1,059
1,115
1,290
Dec
2014
791
775
709
805
1,009
Mar
2014
834
820
778
948
-
All-in sustaining cost
R/kg
Mar 2015
467,302
379,847
502,068
501,500
564,964
Dec
2014
365,076
357,030
343,468
362,221
412,227
Mar
2014
364,877
357,073
347,754
382,876
-
US$/oz
Mar 2015
1,242
1,010
1,335
1,333
1,502
Dec
2014
1,014
992
954
1,006
1,145
Mar
2014
1,049
1,026
1,000
1,101
-
All-in cost
R/kg
Mar 2015
473,573
379,847
502,068
501,500
564,964
Dec
2014
373,365
357,030
343,468
365,555
439,371
Mar
2014
365,187
357,073
347,754
382,876
-
US$/oz
Mar 2015
1,259
1,010
1,335
1,333
1,502
Dec
2014
1,037
992
954
1,015
1,220
Mar
2014
1,050
1,026
1,000
1,101
-
All-in cost margin
%
Mar 2015
(3)
17
(9)
(9)
(24)
Dec
2014
14
18
21
16
(1)
Mar
2014
19
22
23
16
-
Ore reserve development
R’mil
Mar 2015
549.6
156.3
214.5
114.8
64.0
Dec
2014
588.2
171.2
227.0
139.2
50.8
Mar
2014
451.5
169.1
203.1
79.3
-
Sustaining capital
Mar 2015
111.0
28.6
39.1
14.6
28.7
Dec
2014
381.6
156.6
162.3
41.8
15.7
Mar
2014
167.3
83.2
59.9
21.0
-
Corporate and project
Mar 2015
60.3
-
-
-
-
expenditure
#
Dec
2014
95.0
-
-
-
48.4
Mar
2014
-
-
-
-
-
Total capital expenditure
R’mil
Mar 2015
720.9
184.9
253.6
129.4
92.7
Dec
2014
1,064.8
327.8
389.3
181.0
114.9
Mar
2014
618.8
252.3
263.0
100.3
-
Total capital expenditure
US$’mil
Mar 2015
61.6
15.8
21.7
11.1
7.9
Dec
2014
96.1
29.4
35.0
16.3
10.5
Mar
2014
57.2
23.3
24.3
9.3
-
#
Corporate and project expenditure for the March 2015 quarter includes capital expenditure at Burnstone of R58.5 million (December 2014 quarter R46.6 million – no amount was published for the March 2014 quarter as Burnstone was only acquired in mid-2014).
.

REVIEW OF OPERATIONS
March 2015 Quarter |
Sibanye Gold Operating Update | 5
Quarter ended 31 March 2015 compared with
quarter ended 31 March 2014
Underground Operations
Driefontein
Gold production for the quarter ended 31 March 2015, at
3,401kg (109,300oz) was 8% lower than the comparable
period in 2014. This was primarily due to operational
disruptions discussed previously in this operating update.
For the June 2015 quarter to date, yields are far more
representative of the orebody reserve grades. Ore milled
was 15% higher at 595,000 tons.
Main development increased by 11% to 3,604 metres. On-
reef development at 782 metres was 18% higher and face
grade values at 1,754cm.g/t were similar to the March 2014 quarter.
Operating costs increased by 9% to R1,127 million (US$96 million), in line with the increase in volumes mined, on-reef development, annual wage increases and increased electricity tariffs.
Operating profit decreased by 33% to R436 million (US$37 million) as a result of the lower production and the increase in costs. The operating margin decreased to 28% from 39% for the comparative period in 2014.
Capital expenditure decreased by 25% to R182 million (US$15 million), due to a decrease in ORD capitalised, critical spares purchases and winder upgrades. Capital for
the March 2015 quarter was predominantly spent on ORD,
stabilisation of the shaft barrel at Ya Rona shaft, technical and safety related projects, and development at
Hlanganani shaft.
Kloof
When compared with the March 2014 quarter, gold
production decreased by 33% to 2,407kg (77,400oz). This
was due to lower underground milled volumes and gold
lock-up in the underground pipeline, which impacted on
the mine call factor (“MCF”).
Ore milled decreased by 9% to 412,000 tons and the
average yield decreased by 26% to 5.84g/t due to gold
lock-up. Tonnages were affected by a slower start-up than
planned following the Christmas break, with an extra
emphasis being placed on making the work places safe.
Underground disruptions included a collapse of the surface
conveyor at 8 Shaft as well as an underground fire at 7 Shaft.
Main development increased by 10% to 4,756 metres and
main on-reef development increased by 9% to 1,083
metres. The average on-reef value at 1,566cm.g/t was 10%
below that achieved during the March 2014 quarter.
Operating costs increased by 9% to R1,004 million
(US$86
million) driven by an increase in stoping and
development volumes, and increases in wages and
electricity tariffs. Unit costs increased in line with the lower throughput, by 20% to R2,436/ton.
Operating profit decreased by 85% to R102 million
(US$9 million) at a 9% operating margin.
Capital expenditure was similar at R251 million (US$21 million). Capital for the period was predominantly spent on ORD, substation and instrumentation upgrades, cable replacement at Thuthukani Shaft and winder upgrades.
Beatrix
Gold production decreased by 24% to 1,634kg (52,500oz) for the March 2015 quarter, compared with the March 2014 quarter. This was due to gold lock-up and lower face values
mined at Mining Units 1 and 3.
Underground ore milled increased by 6% to 582,000 tons
offset by a 29% decrease in yield at 2.81g/t due to an
increase in lower grade waste tons milled.
To improve flexibility, main on-reef development increased
by 18% to 1,219 metres across all the sections. Total main
development at 4,627 metres increased by 31% due to the
resumption of development at the West Section. The
average main reef development value increased to
1,270cm.g/t from 925cm.g/t.
Operating costs decreased by 4% to R708 million
(US$61 million) due to the annual wage increase, the
annual power increase and the increased development.
Unit costs decreased by 9% to R1,216/ton due to the
increased throughout.
Operating profit halved to R45 million (US$4 million) at an
operating margin of 6% for the March 2015 quarter.
Capital expenditure increased by 29% to R129 million
(US$11 million) mostly due to the resumption of ORD at
Beatrix West section.
Cooke
Gold production of 1,105kg (35,600oz) was below the
internal target mainly as a result of a slower than planned
start-up following the Christmas break and a decline in the
MCF due to gold lock-up. Consequently ore milled was
305,000 tons at a yield of 3.62g/t.
Operations at Cooke 4 Shaft have normalised following the
restructuring and implementation of alternative working
arrangements which was finalised late last year.
The backfill project at Cooke 2 Shaft is on track to deliver backfill in quarter 2. This will allow for the secondary
extraction of ore from higher grade areas.
Main development was 3,602 metres, of which 1,513 metres
was on-reef development. This number was negatively
impacted by the seismic event which occurred in the C4
shaft pillar late last year.
As a result of lower than planned volumes being achieved,
the unit operating cost was R1,856/ton and the All-in cost
was R564,964/kg.
Capital expenditure at R90 million (US$8 million) was spent
mainly on ORD and the backfill project at Cooke 2 Shaft.

6 | Sibanye Gold Operating Update
| March 2015 Quarter
Surface Operations
Driefontein
Gold production increased by 43% to 529kg (17,000oz). Tons processed increased by 27% due to the commissioning in
December 2014 of the carbon-in-leach circuit upgrade at 2
Plant and the processing of material at 1 Plant. Yields increased by 12% to 0.66g/t from 0.59g/t.
Operating cost was 21% higher at R128 million (US$11 million), but due to the increased surface tons processed unit costs decreased by 5% to R159/ton.
Capital expenditure at R3 million was similar to the comparable period in 2014.
Kloof
Gold production decreased by 8% to 301kg (9,700oz), year-
on-year, due to a decision to cease operations at the
Python processing plant in July 2014. As a result, surface ore processed decreased by 31% to 499,000 tons, with yields increasing 33% to 0.60g/t compared with 0.45g/t the previous year.
Operating costs decreased by 23% to R82 million
(US$7 million) due to the Python plant closure, while unit
costs increased by 12% to R164/ton due to the lower
volumes. The operating margin increased to 41% from 28%
in the March 2014 quarter.
Beatrix
Gold production decreased by 20% to 166kg (5,400oz) due
to lower volumes and slightly lower grades.
Throughput decreased by 16% to 471,000 tons due to the
effect of higher volumes delivered from the underground
operations in 2015. The yield decreased from 0.37g/t to
0.35g/t.
Operating costs increased by R10 million (US$1 million)
mainly due to a new cost allocation methodology. As a
result milling costs were 47% higher at R109/ton. Operating
profit halved to R25 million (US$2 million). Capital
expenditure amounted to R1 million.
Cooke
Production throughput at the Cooke plant since the
commissioning of the Cooke optimisation project early in
2014 has now stabilised at around 1.2 million tons per
quarter. Gold production was similar to the December
quarter 265kg (8,400/oz).
Unit costs at R81/ton have also stabilised and should remain fairly constant going forward. Yields at 0.22g/t were slightly lower than forecast due to the mining mix to the plant,
which impacted on recoveries, but were similar to prior
periods.
Capital expenditure of R3 million was largely spent on
critical spares.

DEVELOPMENT RESULTS
March 2015 Quarter |
Sibanye Gold Operating Update | 7
Development values represent the evaluation results and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.
Driefontein
Quarter ended
31 March 2015
Quarter ended
31 December 2014
Quarter ended
31 March 2014
Reef
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Carbon
leader
Main
VCR
Advanced (m)
1,695
879
1,030
2,251
1,045
1,241
1,932
663
647
Advanced on reef
(m)
474
207
101
458
311
184
412
160
88
Channel width
(cm)
107
66
98
79
40
72
100
42
59
Average value
(g/t)
17.6
11.4
18.0
21.9
14.1
25.1
20.7
13.4
42.5
(cm.g/t)
1,878
755
1,763
1,733
563
1,805
2,066
564
2,508
Kloof
Quarter ended
31 March 2015
Quarter ended
31 December 2014
Quarter ended
31 March 2014
Reef
VCR
Kloof
Main
Libanon
VCR
Kloof
Main
Libanon
VCR
Kloof
Main
Libanon
Advanced (m)
3,078
609
768
301
3,130
821
877
204
2,813
537
830
136
Advanced on reef
(m)
584
199
109
191
551
235
145
164
554
142
168
130
Channel width
(cm)
116
117
78
172
109
165
121
161
120
171
64
81
Average value
(g/t)
21.6
8.0
9.0
2.0
21.5
5.0
8.5
5.3
18.2
15.9
13.6
4.3
(cm.g/t)
2,510
932
701
351
2,343
817
1,034
847
2,186
2,719
872
352
Beatrix
Quarter ended
31 March 2015
Quarter ended
31 December 2014
Quarter ended
31 March 2014
Reef
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Advanced (m)
3,559
1,068
4,562
1,328
3,117
403
Advanced on reef
(m)
979
240
1,244
335
808
229
Channel width
(cm)
122
93
128
115
122
146
Average value
(g/t)
9.1
20.6
7.7
13.2
6.3
10.2
(cm.g/t)
1,112
1,924
990
1,511
761
1,479
Cooke
#
Quarter ended
31 March 2015
Quarter ended
31 December 2014
Reef
VCR
Elsburg
Reefs
Elsburg
Massives
Kimberley
Reefs
VCR
Elsburg
Reefs
Elsburg
Massives
Kimberley
Reefs
Advanced (m)
662
2,651
-
289
675
3,495
41
329
Advanced on reef
(m)
329
1,004
-
180
306
1,441
22
181
Channel width
(cm)
124
109
-
73
37
135
237
132
Average value
(g/t)
6.4
8.7
-
11.8
10.5
9.3
2.1
7.2
(cm.g/t)
796
950
-
859
390
1,260
501
956
#
Cooke was only acquired during May 2014.

ADMINISTRATION AND CORPORATE INFORMATION
8 | Sibanye Gold Operating Update
| March 2015 Quarter
Investor Enquiries
James Wellsted
Senior Vice President:
Investor Relations
Sibanye Gold Limited
Cell: +27 83 453 4014
Tel: +27 11 278 9656
james.wellsted@sibanyegold.co.za
Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za
Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa
Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
Sibanye Gold Limited
Incorporated in the Republic
of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951
Listings
JSE : SGL
NYSE : SBGL
Website
www.sibanyegold.co.za
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan#
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Zola Skweyiya*
Susan van der Merwe*
Jerry Vilakazi*
*Independent Non-Executive
#Non-Executive
JSE Sponsor
J.P. Morgan Equities South
Africa Proprietary Limited
Registration number
1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton,
2196, South Africa)
American Depository
Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner
Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com
Office of the United Kingdom
Secretaries
London
St James’s Corporate
Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
Transfer Secretaries
United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel:
0871 664 0300
[calls cost 10p a minute plus network
extras, lines are open 8.30am – 5pm
Mon-Fri] or
[from overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US
Securities Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this document.
Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation:
economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye’s estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium; the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic factors; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance reasons; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to attract sufficient historically disadvantaged South Africans representation in its management positions; failure of Sibanye’s information technology and communications systems; the adequacy of Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
www.sibanyegold.co.za

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 4, 2015
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer